UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549
SCHEDULE 13D
(RULE 13D - 101)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)
(Amendment No. 1)*
Sevcon, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
81783K108
(CUSIP Number)
RYAN MORRIS, CFA
MESON CAPITAL PARTNERS LLC
One Sansome Street, Suite 1895
San Francisco, CA 94104
(415) 758-0365

CHRISTOPHER P. DAVIS, ESQ.
KLEINBERG, KAPLAN, WOLFF & COHEN, P.C.
551 Fifth Avenue, New York, New York 10176
(212) 986-6000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 19, 2016
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ¨.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

198,868

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

198,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

198,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

3.5%

14.	TYPE OF REPORTING PERSON

PN

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Constructive Capital LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

921,000

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

921,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

921,000

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.2%

14.	TYPE OF REPORTING PERSON

IA, OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Meson Capital Partners LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

1,119,868

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

1,119,868

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,119,868

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.7%

14.	TYPE OF REPORTING PERSON

IA, OO

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ryan Morris

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF, AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

12,614

8.	SHARED VOTING POWER

1,132,482

9.	SOLE DISPOSITIVE POWER

12,614

10.	SHARED DISPOSITIVE POWER

1,132,482

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,132,482

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

19.9%

14.	TYPE OF REPORTING PERSON

IN, HC

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Bryan Boches

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,296

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,296

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,296

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%

14.	TYPE OF REPORTING PERSON

IN

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned ("Amendment No. 1").  This Amendment No. 1 amends the Schedule 13D as specifically set forth herein.
Item 2. Identity and Background.

Item 2 is hereby amended and restated to read as follows:
(a), (f) This Schedule 13D is being filed by Meson Capital LP, a New York limited partnership ("MC"), Meson Constructive Capital LP, a Delaware limited partnership ("MCC"), Meson Capital Partners LLC, a Delaware limited liability company ("Meson"), Ryan Morris, a Canadian citizen and Bryan Boches, a citizen of the United States of America. MC, MCC, Meson, Mr. Morris and Mr. Boches are each a "Reporting Person" and are collectively referred to herein as the "Reporting Persons". MC and MCC (the "Funds") are private investment funds; Meson is the general partner and investment adviser to the Funds; Mr. Morris is the Managing Member of Meson. Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
(b) The principal business address for each of MC, MCC, Meson and Mr. Morris is One Sansome Street, Suite 1895, San Francisco, California 94104. The principal business address for Mr. Boches is 85 Liberty Ship, Suite 203, Sausalito, California 94965.
(c) The principal business of MC and MCC is investing in securities. The principal business of Meson is serving as the investment adviser and general partner of MC, MCC and other private investment funds. The principal occupation of Mr. Morris is serving as the Managing Member and sole owner of Meson.  The principal occupations of Mr. Boches are serving as a director of Basil Tree and the Chief Executive Officer of Safe Catch.
(d) None of the Reporting Persons have, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) None of the Reporting Persons have, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws
Item 3.	Source and Amount of Funds or Other Consideration.
Item 3 is hereby amended to add the following:
The 7,296 Shares owned directly by Mr. Boches were purchased in the open market with personal funds.  The aggregate purchase price of the 7,296 Shares owned directly by Mr. Boches is approximately $73,320.96, excluding brokerage fees.
Item 4. Purpose of Transaction.
Item 4  is hereby amended to add the following:
On December 19, 2016, MC delivered a Shareholder Nomination Letter (the "Letter") to the Issuer, notifying the Issuer of its intent to nominate six persons (the "Proposed Nominees"), including Mr. Boches, for election to the Issuer's board of directors (the "Board") at the Issuer's 2017 annual meeting of stockholders (the "Annual Meeting"). In the Letter, MC reserved the right, depending on certain factors, including the total number of directors up for election at the Issuer's 2017 annual meeting, in the Letter, to withdraw certain or all of its Proposed Nominees, to nominate additional nominees for election to the Board at the Issuer's 2017  annual meeting and/or to replace any of the Proposed Nominees.
On December 21, 2016, the Reporting Persons issued a press release commenting on the nominations.  A copy of the press release is attached hereto as Exhibit 99.1 and incorporated herein by reference in its entirety.

Item 5.	Interest in Securities of the Issuer.
Item 5(a) is hereby amended and restated to read as follows:
(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 5,680,168 Shares outstanding. This latter number of Shares is arrived at by adding the number of Shares reported as being outstanding by the Issuer as of August 12, 2016 to the number of Shares which would be receivable by the Reporting Persons if they were to convert all of the Issuer's Series A Convertible Preferred Stock held by them into common stock (the Shares). The 5,367,368 Shares outstanding used to calculate the Reporting Persons' ownership assumes no other shareholder converts their preferred stock to common.
As of the close of business on December 21, 2016, MC beneficially owned 198,868 Shares, constituting approximately 3.5% of the Shares outstanding. In calculating MC's ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MC consist of: (i) 148,271 Shares held by MC; (ii) warrants held by MC to acquire 27,500 Shares at a price of $10.00 per Share at any time on or before July 8, 2021; and (iii) 7,699 shares of Series A Convertible Preferred Stock convertible into 23,097 Shares.
As of the close of business on December 21, 2016, MCC beneficially owned 921,000 Shares, constituting approximately 16.2% of the Shares outstanding. In calculating MCC's ownership percentage, Shares which are subject to options, warrants, call agreements and other rights to purchase, exercisable within 60 days, have been treated as outstanding Shares. The Shares beneficially owned by MCC consist of: (i) 614,000 Shares held by MCC; and (ii) warrants held by MCC to acquire 307,000 Shares at a price of $10.00 per Share at any time on or before July 8, 2021.
Meson, as the investment adviser and general partner of MC and MCC, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 19.7% of the Shares outstanding.
As of the close of business on December 21, 2016, Mr. Morris beneficially owned 12,614 Shares, constituting less than 1% of the Shares outstanding. The Shares beneficially owned by Mr. Morris include 338 shares of Series A Convertible Preferred Stock convertible into 1,014 Shares. Mr. Morris, as the Managing Member of Meson, may be deemed to beneficially own the 1,119,868 Shares owned in the aggregate by MC and MCC, constituting approximately 19.7% of the Shares outstanding.
As of the close of business on December 21, 2016, Mr. Boches beneficially owned 7,296 Shares, constituting less than 1% of the Shares outstanding.
Each Reporting Person, as a member of a "group" with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.
Item 5(b) is hereby amended to add the following:
Mr. Boches has the sole power to vote or direct the vote of, and to dispose or direct the disposition of, the Shares owned directly by Mr. Boches.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 is hereby amended to add the following:
On December 19, 2016, MC entered into letter agreements pursuant to which it and its affiliates agreed to indemnify the Nominees  against claims in connection with the proxy solicitation being considered by the Reporting Persons to nominate and elect directors at the Annual Meeting. A form of the indemnification letter agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.

On December 22, 2016, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. A copy of this agreement is attached hereto as Exhibit 99.3 and is incorporated herein by reference.
Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended to add the following exhibits:
99.1	Press Release, dated December 21, 2016.
99.2	Form of Indemnification Letter Agreement.
99.3	Joint Filing Agreement by and among Mescon Capital LLC, Meson Constructive Capital LP, Meson Capital Partners LLC, Ryan Morris and Bryan Bosches, dated December 22, 2016.
99.4	Power of Attorney

SIGNATURES
After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information with respect to it set forth in this statement is true, complete, and correct.
Dated:	December 22, 2016
MESON CAPITAL LP

By:	Meson Capital Partners LLC, its General Partner

By:	/s/ Ryan Morris
Name:
	Title:	Managing Member

MESON CONSTRUCTIVE CAPITAL LP

By:	Meson Capital Partners LLC, its General Partner
By:	/s/ Ryan Morris
	Name:	Ryan Morris
	Title:	Managing Member

MESON CAPITAL PARTNERS LLC

By:	/s/ Ryan Morris
	Name:	Ryan Morris
	Title:	Managing Member

/s/ Ryan Morris
Ryan Morris, Individually and as attorney-in-fact for Bryan Boches